

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 17, 2010

VIA U.S. MAIL

Novagen Solar Inc.
c/o Laughlin International
2533 Carson Street
Carson City, Nevada 89706

>   **Re: Novagen Solar Inc.**
>   **Registration Statement on Form S-1**
>   **Filed August 27, 2010**
>   **File No. 333-169103**

Dear Sir or Madam:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1.   Please provide an analysis as to why this is not a primary offering with the selling shareholders acting as underwriters. See *Compliance and Disclosure Interpretations: Securities Act Rules*, Question 612.09 at *http://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm*. In that regard, we note the following:

- it appears that Ophion Management Ltd. and Fahrinsland Capital LLC acquired their shares in August 2010;

- your relationship with Ophion and Fahrinsland, including, without limitation, that Ophion is controlled by your sole officer and director; and

- the number of shares offered by Ophion and Fahrinsland as compared to your outstanding shares and your public float.

2. Please prominently disclose on your prospectus cover page and in your "Prospectus Summary," "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Result of Operations" sections that your auditors have raised substantial doubt as to your ability to continue as a going concern.

Selling Stockholders, page 11

3. Please revise your disclosure to include the name of the natural persons who have sole or shared voting or investment power for each of your selling shareholders. See *Compliance and Disclosure Interpretations: Regulation S-K*, Question 140.02 at *http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm*.

4. Please indicate in this section the nature of any position, office or other material relationship which any of the selling shareholders has had within the past three years with you, your predecessors, or any of your affiliates. See Item 507 of Regulation S-K.

Involvement in Certain Legal Proceedings, page 20

5. Please revise your disclosure to provide the information required by Item 401(f) of Regulation S-K, which references the past 10 years.

Exhibit 5.1

6. We note that your legal counsel is opining on a number of shares less than what is covered by your registration statement. Please obtain and file a new legality opinion from counsel that covers the proper number of shares.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sirimal R. Mukerjee at (202) 551-3340 or, in his absence, Laura Nicholson at (202) 551-3584 or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc   Thomas Mills, Esq.
        Chief Executive Officer, President
           and Chief Financial Officer
        Novagen Solar Inc.
        (647) 436-7654 (fax)